UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner Cook, Inc. (“Cook”), has announced that the first patient was treated Monday at Stanford University Medical Center in a landmark clinical trial evaluating a drug-coated stent from Cook Incorporated for peripheral arterial disease (PAD), a serious medical condition that affects more than 10 million Americans each year. The trial is the first U.S. trial ever to test whether drug-eluting stents, which have shown clinical success in treating coronary artery disease, can have similar benefits in treating arteries outside the heart.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: March 23, 2005

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Wednesday, March 23, 2005

FIRST U.S. DRUG-ELUTING STENT TRIAL TO TREAT PERIPHERAL ARTERIAL DISEASE

ENROLLS FIRST PATIENT AT STANFORD UNIVERSITY MEDICAL CENTER

- New treatment could benefit millions who suffer from seriously under-diagnosed disease -

VANCOUVER, BC, March 23, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner Cook Inc. (“Cook”) today announced that the first patient was treated Monday at Stanford University Medical Center in a landmark clinical trial evaluating a drug-coated stent from Cook Incorporated for peripheral arterial disease (PAD), a serious medical condition that affects more than 10 million Americans each year.

The trial is the first U.S. trial ever to test whether drug-eluting stents, which have shown clinical success in treating coronary artery disease, can have similar benefits in treating arteries outside the heart. The elderly female patient was treated by a team of doctors led by Michael D. Dake, M.D., Professor and Chairman of the Department of Radiology at the University of Virginia Health System and national principal investigator, and Daniel Sze, M.D., Associate Professor of Radiology at Stanford University Medical Center and principal investigator for the trial at Stanford.

“Drug-eluting stents that combine a metal scaffold with a drug were first applied in the heart and the results have been phenomenal,” Dake said. “Currently, drug-eluting stents are the primary therapy for obstruction in the coronary circulation. And it is hoped similar technology, used in the legs, will help those who suffer from peripheral arterial disease.”

“The patient treated today with the Zilver® PTX™ stent underwent surgical aortoilliac revascularization previously, but still experienced pain after walking one-and-a-half blocks,” Dake said. “We will eagerly anticipate her outcome as we follow her in the trial.”

Peripheral arterial disease affects blood vessels that lead from the heart to other areas of the body such as the legs, feet and kidneys. When the blood vessels become blocked due to fatty deposit buildup, blood circulation is restricted. Untreated, peripheral arterial disease results in pain when walking and can lead to gangrene and amputation.

The trial is designed to determine the safety and effectiveness of the Zilver® PTX™ paclitaxel-eluting stent by Cook Incorporated to clear blockages above the knee in the femoropopliteal artery (the major artery in the thigh). The stent, a small metal device that acts like a scaffold, is used to prop open the blocked arteries. But in many cases, arteries can become blocked again over time as scar tissue forms around the implanted stent. To prevent the renarrowing of the artery, the Zilver PTX is coated with paclitaxel, a drug approved for clinical use as an anti-cancer agent and used successfully with coronary stents to reduce the risk of renarrowing of the artery.

The Zilver PTX trial is being conducted initially in 10 U.S. medical facilities and will enroll 60 patients, with an expanded trial likely pending further FDA review. The study compares the safety and effectiveness of the drug-eluting stent to standard PAD interventions. Cook hopes to complete enrollment in the pilot study by the end of 2005 and complete enrollment in the pivotal study by the end of 2006. The trial data will be used to apply for FDA approval of the device for U.S. sale.

Cook Inc. holds a co-exclusive license from Angiotech for the use of paclitaxel in the peripheral vascular and gastrointestinal fields of use.

“We are extremely pleased to see paclitaxel making headway in the U.S. for an entirely new vascular indication,” said William L. Hunter, MD. MSc, President and CEO of Angiotech. “We believe Cook’s data with the Zilver paclitaxel-eluting stent to treat the silent epidemic of PVD will reinforce the consistent safety and superior efficacy of paclitaxel in reducing restenosis that we have seen previously in the coronary arteries.”

The Zilver PTX stent is an investigational device not approved for sale in the United States.

Peripheral arterial disease is seriously under-diagnosed and can be a predictor of an increased risk of cardiovascular disease or stroke. Risk factors for PAD include smoking, diabetes and high blood pressure.

Stanford University Medical Center integrates research, medical education and patient care at its three institutions - Stanford University School of Medicine, Stanford Hospital & Clinics and Lucile Packard Children's Hospital. For more information, please visit the Office of Communication & Public Affairs site at http://mednews.stanford.edu.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company focused on combining pharmaceutical compounds with medical devices and biomaterials to better address common complications associated with the implantation of medical devices and the detrimental effects of various diseases. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12